CIBT EDUCATION GROUP INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FEBRUARY 29, 2012

UNAUDITED

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102, the Company discloses that its external auditors have not reviewed the accompanying condensed consolidated interim financial statements, notes to the condensed consolidated interim financial statements and the related Management’s Discussion and Analysis.

CIBT EDUCATION GROUP INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	February 29, 2012	August 31, 2011	September 1, 2010

ASSETS

CURRENT
Cash and cash equivalents	$7,407,136	$6,456,568	$11,511,835
Restricted cash	250,000	250,000	-
Accounts receivable (Note 4)	9,871,759	8,513,553	11,223,894
Marketable securities	-	-	60,000
Prepaid agency fees	1,382,540	1,231,963	900,967
Other prepaid expenses and other assets	953,103	763,469	1,197,086
Inventory	592,066	593,838	530,467

TOTAL CURRENT ASSETS	20,456,604	17,809,391	25,424,249
DUE FROM RELATED PARTIES (Note 20)	67,500	100,000	143,721
PROPERTYAND EQUIPMENT (Note 5)	2,772,895	2,631,818	3,418,853
INTANGIBLE ASSETS (Notes 6 & 8)	10,855,028	10,939,198	14,825,117
GOODWILL (Notes 7 & 8)	8,862,791	8,711,791	9,569,696
DEFERRED OFFERING COSTS (Note 9)	-	-	400,252
DEFERRED INCOME TAX ASSETS (Note 15)	2,235,008	2,200,199	658,417

TOTAL ASSETS	$45,249,826	$42,392,397	$54,440,305

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 10)	$4,434,937	$4,484,536	$5,007,187
Income taxes payable	517,388	499,905	522,921
Deferred educational revenue	17,986,975	13,881,145	17,836,047
Current portion of finance lease obligations	80,011	101,765	118,098
Current portion of long-term debt (Note 11)	1,901,251	2,152,492	2,757,164
Due to related parties (Note 20)	99,700	59,484	118,303

TOTAL CURRENT LIABILITIES	25,020,262	21,179,327	26,359,720

DEFERRED INCOME TAX LIABILITIES (Note 15)	782,840	970,093	225,242

FINANCE LEASE OBLIGATIONS	441,034	249,132	222,810

LONG-TERM DEBT (Note 11)	34,232	34,232	36,724

TOTAL LIABILITIES	26,278,368	22,432,784	26,844,496

EQUITY

SHARE CAPITAL (Note 12)	48,182,766	48,182,766	47,709,836
RESERVES	2,367,573	2,352,897	1,989,246
DEFICIT	(32,738,923)	(31,719,286)	(23,430,399)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	921	(2,331)	-

TOTAL SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO CIBT EDUCATION GROUP INC. SHAREHOLDERS	17,812,337	18,814,046	26,268,683

NON-CONTROLLING INTERESTS	1,159,121	1,145,567	1,327,126

TOTAL EQUITY	18,971,458	19,959,613	27,595,809

TOTAL LIABILITIES AND EQUITY	$45,249,826	$42,392,397	$54,440,305

Approved on behalf of the Board:

“Toby Chu”	“Troy Rice”
Toby Chu, Chief Executive Officer & Director	Troy Rice, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

CIBT EDUCATION GROUP INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS
(Unaudited)

	3 Months Ended February 29, 2012	3 Months Ended February 28, 2011	6 Months Ended February 29, 2012	6 Months Ended February 28, 2011

REVENUES
Educational	$11,844,586	$12,604,638	$23,971,886	$25,558,530
Design and advertising	369,227	488,025	885,290	887,834

	12,213,813	13,092,663	24,857,176	26,446,364

DIRECT COSTS
Educational	3,917,875	4,458,776	8,165,478	9,364,945
Agency fees	1,378,780	1,140,772	2,696,804	2,210,046
Design and advertising	198,074	170,916	422,447	365,933

	5,494,729	5,770,464	11,284,729	11,940,924

OTHER EXPENSES
General and administrative (Note 18)	7,400,706	7,949,406	13,956,276	15,265,577
Amortization of property, equipment and intangible assets	317,137	396,139	625,054	791,347
Stock-based payments	104,615	2,145	117,353	3,265
Business development costs	16,916	-	33,427	-

	7,839,374	8,347,690	14,732,110	16,060,189

	(1,120,290)	(1,025,491)	(1,159,663)	(1,554,749)

INTEREST AND OTHER INCOME	26,565	14,247	28,127	35,846
FOREIGN EXCHANGE GAIN (LOSS)	(36,755)	(13,971)	39,243	(20,628)
INTEREST ON LONG-TERM DEBT	(20,016)	(33,135)	(55,676)	(73,792)
GAIN (LOSS) ON DISPOSAL OF ASSETS	-	(1,193)	3,583	(1,193)
SALES TAX RECOVERY	153,000	-	153,000	-

LOSS BEFORE INCOME TAXES	(997,496)	(1,059,543)	(991,386)	(1,614,516)

INCOME TAX (Note 15)
Current income tax recovery (expense)	(740)	(620)	(13,279)	(711)
Deferred income tax recovery	179,950	201,441	222,062	569,739

	179,210	200,821	208,783	569,028

NET LOSS	$(818,286)	$(858,722)	$(782,603)	$(1,045,488)

ATTRIBUTABLE TO:
CIBT Education Group Inc. shareholders	$(916,026)	$(1,045,488)	$(1,019,637)	$(1,243,919)
Non-controlling interests	97,740	186,766	237,034	198,431

	$(818,286)	$(858,722)	$(782,603)	$(1,045,488)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.01)	$(0.01)	$(0.01)	$(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	69,237,875	66,826,987	69,323,150	66,826,987
Diluted	69,237,875	66,826,987	69,323,150	66,826,987

The accompanying notes are an integral part of these condensed consolidated interim financial statements

CIBT EDUCATION GROUP INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)

	3 Months Ended February 29, 2012	3 Months Ended February 28, 2011	6 Months Ended February 29, 2012	6 Months Ended February 28, 2011

NET LOSS	$(818,286)	$(858,722)	$(782,603)	$(1,045,488)
OTHER COMPREHENSIVE LOSS:
Unrealized foreign exchange translation adjustment	(34,217)	(56,726)	46,039	(82,058)

	$(852,503)	$(915,448)	$(736,564)	$(1,127,546)

ATTRIBUTABLE TO:
CIBT Education Group Inc. shareholders	$(934,310)	$(1,075,208)	$(1,016,385)	$(1,241,280)
Non-controlling interests	81,807	159,760	279,821	113,734

	$(852,503)	$(915,448)	$(736,564)	$(1,127,546)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

CIBT EDUCATION GROUP INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited)

						Accumulated
	Share Capital		Reserves			Other
	Number of			Share-		Comprehensive		Total	Non-
	Common	Dollar		Based	Treasury	Income		Shareholders’	Controlling	Total
	Shares	Amount	Warrants	Payments	Shares	(Loss)	Deficit	Equity	Interests	Equity

Balance, September 1, 2010	69,226,011	$47,709,836	$2,081,453	$3,181,583	$(3,273,790)	$-	$(23,430,399)	$26,268,683	$1,327,126	$27,595,809

Unrealized translation adjustments	-	-	-	-	-	(36,769)	-	(36,769)	(45,289)	(82,058)

Net income (loss) for the period	-	-	-	-	-	-	(1,204,511)	(1,204,511)	159,023	(1,045,488)

						(36,769)	(1,204,511)	(1,241,280)	113,734	(1,127,546)

Share-based payments	-	-	-	3,265	-	-	-	3,265	-	3,265

Payments to non-controlling interests	-	-	-	-	-	-	-	-	(350,000)	(350,000)

Balance, February 28, 2011	69,226,011	47,709,836	2,081,453	3,184,848	(3,273,790)	(36,769)	(24,634,910)	25,030,668	1,090,860	26,121,528

Unrealized translation adjustments	-	-	-	-	-	34,438	-	34,438	18,803	53,241

Net income (loss) for the period	-	-	-	-	-	-	(7,084,376)	(7,084,376)	191,838	(6,892,538)

						34,438	(7,084,376)	(7,049,938)	210,641	(6,839,297)

Share-based payments	-	-	-	56,631	-	-	-	56,631	-	56,631

Payments to non-controlling interests	-	-	-	-	-	-	-	-	(155,934)	(155,934)

Purchase of treasury shares	-	-	-	-	(30,265)	-	-	(30,265)	-	(30,265)

Shares and warrants issued for private placement, net of issue costs of $10,050	2,723,333	476,950	330,000	-	-	-	-	806,950	-	806,950

Fair value of agent’s warrants for private placement	-	(4,020)	4,020	-	-	-	-	-	-	-

Balance, August 31, 2011	71,949,344	48,182,766	2,415,473	3,241,479	(3,304,055)	(2,331)	(31,719,286)	18,814,046	1,145,567	19,959,613

Unrealized translation adjustments	-	-	-	-	-	3,252	-	3,252	42,787	46,039

Net income (loss) for the period	-	-	-	-	-	-	(1,019,637)	(1,019,637)	237,034	(782,603)

						3,252	(1,019,637)	(1,016,385)	279,821	(736,564)

Share-based payments	-	-	-	117,353	-	-	-	117,353	-	117,353

Payments to non-controlling interests	-	-	-	-	-	-	-	-	(266,267)	(266,267)

Purchase of treasury shares	-	-	-	-	(102,677)	-	-	(102,677)	-	(102,677)

Balance, February 29, 2012	71,949,344	$48,182,766	$2,415,473	$3,358,832	$(3,406,732)	$921	$(32,738,923)	$17,812,337	$1,159,121	$18,971,458

The accompanying notes are an integral part of these condensed consolidated interim financial statements

CIBT EDUCATION GROUP INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	3 Months Ended February 29, 2012	3 Months Ended February 28, 2011	6 Months Ended February 29, 2012	6 Months Ended February 28, 2011

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net (loss) income	$(818,286)	$(858,722)	$(782,603)	$(1,045,488)
Adjusted for items not involving cash:
- amortization of property, equipment and intangible assets	317,137	396,139	625,054	791,347
- stock-based payments	104,615	2,145	117,353	3,265
- deferred income tax recovery	(179,950)	(201,441)	(222,062)	(569,739)
- loss (gain) on disposal of assets	-	1,193	(3,583)	1,193

	(576,484)	(660,686)	(265,841)	(819,422)
Net changes in non-cash working capital items (Note 19)	610,344	(2,817,126)	2,379,658	(2,223,531)

NET CASH FROM (USED IN) OPERATING ACTIVITIES	33,860	(3,477,812)	2,113,817	(3,052,953)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchases of property and equipment	(267,960)	(250,547)	(304,101)	(332,906)
Acquisition of business assets	(151,000)	-	(151,000)	(50,000)
Acquisition of intangible assets	(61,049)	-	(137,609)	-

NET CASH FROM (USED IN) INVESTING ACTIVITIES	(480,009)	(250,547)	(592,710)	(382,906)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of shares	-	-	30,000	-
Treasury share transactions	(79,427)	-	(102,677)	-
Advances from related parties	57,135	143,701	42,716	105,093
Non-controlling interest draws	(66,267)	(150,000)	(266,267)	(350,000)
Finance lease obligation repayments	(26,688)	(66,338)	(52,345)	(86,635)
Loan principal repayments	(101,241)	(102,039)	(251,241)	(254,029)
Deferred offering costs	-	(50,268)	-	(171,820)

NET CASH FROM (USED IN) FINANCING ACTIVITIES	(216,488)	(224,944)	(599,814)	(757,391)

EFFECTS OF EXCHANGE RATE CHANGES ON CASH	(15,120)	(6,560)	29,275	(83,598)

NET INCREASE (DECREASE) IN CASH	(677,757)	(3,959,863)	950,568	(4,276,848)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	8,334,893	11,194,850	6,706,568	11,511,835

CASH AND CASH EQUIVALENTS, END OF PERIOD	$7,657,136	$7,234,987	$7,657,136	$7,234,987

The accompanying notes are an integral part of these condensed consolidated interim financial statements

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
February 29, 2012
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

Nature of operations
CIBT Education Group Inc. (the “Company”) is an educational management organization headquartered in Vancouver, British Columbia, Canada.  The Company’s current business operations include education and media communications.  The Company currently has four principal business units/segments, being CIBT School of Business & Technology Corp. (“CIBT”), Sprott-Shaw Degree College Corp. (“SSDC”), KGIC Language College Corp. (“KGIC”), and IRIX Design Group Inc. (“IRIX”).  The Company’s education business is conducted through CIBT and its subsidiaries in Asia, and through SSDC and KGIC in Canada.  The Company operates its media communications business through IRIX and its subsidiaries.  IRIX is based in Canada with representatives in Hong Kong and the United States.

The head office, principal address, and registered and records office of the Company are located at Suite 1200, 777 West Broadway, Vancouver, British Columbia, Canada.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and statement of compliance
These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and include the significant accounting policies as described in Note 2.  Those accounting policies are based on the IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations that the Company expects to be applicable at that time.  The policies set out below are consistently applied to all the periods presented unless otherwise noted below.

As these interim financial statements represent the Company’s initial presentation of its results and financial position under IFRS, they were prepared in accordance with IAS 34, Interim Financial Reporting and by IFRS 1, First-time Adoption of IFRS as discussed in Note 22. Comparative figures in the financial statements have been restated to consistently apply the same IFRS.

Detailed disclosures of the effects of transition to IFRS from Canadian GAAP can be found in Note 22.  Items included in this note are reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, earnings and comprehensive income, IFRS 1 exemptions and elections applied, an explanation of the transition to IFRS, details of significant changes in accounting policies, and presentation reclassifications.

These financial statements were prepared on a going-concern basis, under the historical cost convention, as modified by financial assets and financial liabilities recorded at fair value through profit or loss.

The financial statements were approved by the Company’s Board of Directors and authorized for issue on April 14, 2012.

Principles of consolidation
The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries.  All significant intercompany transactions and balances have been eliminated on consolidation.

Significant accounting judgements and key sources of estimate uncertainty
In the preparation of the consolidated financial statements and the application of the Company’s accounting policies, management is required to make judgements, estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during each reporting period.  The estimates and associated assumptions are limited by the relevance of historical data and uncertainty of future events.  Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Significant accounting judgements and key sources of estimate uncertainty (cont’d)
The following are the critical judgements, apart from those involving estimates, that management made in the process of applying the Company’s key accounting policies and have the most significant effect on the amounts recognized in the consolidated financial statements:

●	determination of functional currency
●	cash generating units
●	valuation allowance on deferred income tax
●	revenue recognition

Significant areas that involve estimates include:

●	valuation of financial instruments
●	fair value of stock options
●	provision for doubtful accounts receivable
●	useful lives of tangible and intangible assets
●	depreciation and amortization of property and equipment
●	amortization of intangible assets
●	assessing recoverability of intangible assets

Foreign currency
Functional currency is the currency of the primary economic environment in which an entity operates.  These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

The Company translates foreign currency denominated monetary items at the rates of exchange prevailing at the balance sheet dates, foreign currency denominated nonmonetary items at historic rates, and revenues and expenditures at the rates of exchange at the dates of the transactions.  Foreign exchange gains and losses are included in earnings.

The individual financial statements of each of the Company’s subsidiaries are presented in the currency of the primary economic environment in which the entity operates.  In preparing the financial statements of the individual subsidiaries, transactions in currencies other than the subsidiaries are recognized at the rates of exchange prevailing at the dates of the transactions.  At the end of each reporting period, monetary items that are denominated in currencies other than the functional currency are translated at the period end exchange rates.  Foreign exchange gains and losses resulting from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in profit or loss in the period.

Cash equivalents
The Company considers only those investments that are highly liquid, readily convertible to cash with original maturities of three months or less at date of purchase as cash equivalents.

Restricted cash
Restricted cash represents Canadian dollar deposits in bank as collateral for the credit cards used in business operations.

Marketable securities
Marketable securities consist of common shares of NextMart Inc. (previously Sun New Media Inc.) (“NextMart”), whose common shares are traded in the public equity markets.  For all periods presented, the Company’s interest in NextMart does not represent a position of control or significant influence.  The Company classifies these shares as available for sale financial assets, and accordingly any revaluation gains and losses in fair value, other than impairment losses, are included in total comprehensive income or loss in investment revaluation reserve for the period until the asset is removed from the statement of financial position.

Inventory
Inventories, which primarily consists of printed books and other education materials, are valued at the lower of cost and net realizable value, with cost being determined on a weighted average basis.

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Property and equipment
Property and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.  The initial cost of an asset comprises its purchase price and any costs directly attributable to bringing the asset into working condition for its intended.  Amortization is provided over the estimated useful lives of assets as follows:

●	Leasehold improvements – straight-line over the lesser of five years and remaining lease term;
●	Furniture and equipment – 20% declining balance;
●	Computer equipment – 20% - 30% declining balance.

Estimates of residual values and useful lives are reassessed annually and any change in estimate is taken into account in the determination of remaining depreciation charges.  Depreciation commences on the date the asset is available for use and capable of operating in the manner intended.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the statement of operations in the period in which the item is derecognized.

Leases
Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Curriculum development costs
The Company capitalizes direct costs incurred in developing programs and curriculums for new courses as intangible assets with finite life.  These costs are amortized to direct educational cost on a straight-line basis over the expected life of the course (ranging from three months to 48 months) upon commencement of the new courses.  Costs relating to the ongoing development and maintenance of existing courses are expensed as incurred.

Deferred offering costs
Offering costs incurred in connection with private debt financings are offset against the proceeds of the financing and amortized using the effective interest method.  Offering costs incurred in connection with public equity market financings are offset against the proceeds of the financing and share capital is recorded net of offering costs.  Previously capitalized amounts are charged to operations if the financing is not completed.

Intangible assets
The Company’s finite life and indefinite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value.

Indefinite life intangible assets include accreditations, brand and trade names, and Chinese university partnership contracts. The Company considers such assets to represent an ongoing benefit to the Company through an indefinite period of control and such assets and expected usage. Such intangible assets are not subject to amortization and are tested for impairment annually or where an indication of impairment exists as described under “Impairment of intangible assets and property and equipment” below.

Finite life intangible assets, which include curriculum access contracts, internally developed curriculum, and foreign university cooperating agreements are carried at cost less accumulated amortization and impairment losses.  Amortization is calculated over periods ranging from one to fifteen years on a straight-line basis, being their estimated useful lives.  The expected useful lives of assets are reviewed on an annual basis and, if necessary, changes in useful lives are accounted for prospectively.  Finite life intangible assets are tested for impairment annually or whenever events or changes in circumstances indicate the carry value may not be recoverable as described under “Impairment of intangible assets and property and equipment” below.

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Business combinations and goodwill

Acquisitions on or after September 1, 2010
For acquisitions after September 1, 2010, the Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The Company elects on a transaction-by-transaction basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of the identifiable net assets, at the acquisition date.  Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Acquisitions prior to September 1, 2010
As part of its transition to IFRS, the Corporation elected to not restate any business combinations that occurred before September 1, 2010. In respect of acquisitions prior to September 1, 2010, goodwill recognized at the acquisition date represents the amount recognized under previous Canadian GAAP.

Goodwill
Goodwill recognized prior to September 1, 2010, is included on the basis of its deemed cost, which represents the amount recorded under previous Canadian GAAP.  Following initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.  Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.  Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss in recognized.

Impairment of intangible assets and property and equipment
The carrying amount of property and equipment and intangible assets with a finite life are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.  Intangible assets with an infinite life are reviewed on an annual basis or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“cash generating units” or “CGU’s”).  The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.  Where appropriate, the future cash flow estimates are adjusted to reflect risks specific to the liability.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money.  Where discounting is used, the increase in the provision due to the passage of time is recognized within financing costs.

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Provisions (cont’d)
Contingent liabilities are possible obligations whose existence will only be confirmed by future events not wholly within the control of the Company.  Contingent liabilities are not recognized in the financial statements, but are disclosed unless the possibility of an outflow of economic resources is considered remote.

Revenue recognition
The Company recognizes revenue when the amount of revenue can be reliably measured, if it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Company’s activities as described below.

Revenue is measured at the fair value of the consideration received or receivable.

The primary sources of the Company’s revenues are as follows:

(a) Educational programs and services
The educational programs and services consist of tuition fee (net of discounts) on course offerings by CIBT, SSDC and KGIC. Tuition is generally paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of scholarships, business taxes and related surcharges, and tuition refunds. Students are entitled to a short term course trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. Tuition refunds have been insignificant in fiscal years. After the trial period, if a student withdraws from a class, usually no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

(b) Revenue sharing arrangement with education service providers
One of the Company’s subsidiaries, CIBT, has entered into numerous educational delivery agreements with various educational service providers whereby a portion of the tuition fees, net of discounts, are paid to these educational service providers for the provision of facilities and/or teaching staff.  For the majority of these revenue sharing arrangements, CIBT is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis and the portion paid to the educational service providers is included in direct educational costs.

Agency fees
For language programs in KGIC and SSDC, the Company engages a network of agents in foreign countries, who recruit and/or provide ongoing services to international students to attend the Company’s programs in Canada.  Agency fees which are determined to be recoverable and attributable to each student, are deferred as prepaid expenses and recognized proportionately over the instruction period for the student to match with the tuition fee revenues.

Share-based payments
The Company grants stock options to certain directors and employees to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan.  The fair value of options granted is recognized as a share-based payment with a corresponding increase in equity. The fair value is measured for each tranche at grant date and is recognized on a graded-vesting basis over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted and management’s estimate of forfeitures and expected volatility based on historical volatility.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest.

The Company also grants stock options to certain external consultants to acquire shares in the common stock of the Company in exchange for the performance of certain consulting services. The Company has determined that the fair value of such consulting services cannot be reliably estimated. Therefore, the Company has measured the value of such consulting services received by reference to the fair value of the equity instruments granted in a manner consistent with the methodology used to measure the fair value of stock options granted to certain directors and employees.

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Income taxes
Income tax expense represents current tax and deferred tax. The Company records current tax based on the taxable profits for the period which is calculated using tax rates that have been enacted or substantively enacted by the reporting date.

Deferred income taxes are accounted for using the liability method.  Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantively enacted tax rates and laws in effect when the differences are expected to reverse.  The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment.  Deferred tax assets, such as unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the statement of financial position, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized.

Earnings per share
Basic earnings per share figures have been calculated by dividing net income (loss) by the weighted monthly average number of shares outstanding during the respective periods.  The Company follows the treasury stock method for determining diluted earnings per share.  This method assumes that proceeds received from in-the-money stock options and share purchase warrants are used to repurchase common shares at the average prevailing market rate during the reporting period.  Anti-dilutive stock options and share purchase warrants are not considered in computing diluted earnings per share.  The treasury shares are excluded from the calculation of earnings per share.

Financial Instruments
All financial instruments are initially recorded at fair value including transactions costs except for transaction costs related to financial instruments classified as fair value through profit or loss (“FVTPL”) which are expensed as incurred.  Subsequent measurement of financial instruments is determined based on their classification.

The following is a summary of the classes of financial instruments included in the Company’s condensed consolidated interim statement of financial position as well as their designation by the Company:

Balance sheet item	Classification	Measurement basis

Cash and cash equivalents	Fair value through profit or loss	Fair value
Marketable securities	Available-for-sale	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Due from related parties	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Long-term debt	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

Changes in “FVTPL” financial instruments are recognized in net income (loss) in the period in which they arise.  Changes in fair value that remain unrealized for available-for-sale financial instruments are recorded in other comprehensive income until realized or determined to be impaired at which time the gain, loss or impairment is recognized in net income (loss) for the period.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract.

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Non-controlling interests
Non-controlling interests exist in less than wholly-owned subsidiaries and divisions of the Company and represent the outside interests’ share in the carrying values and operations of the subsidiaries and divisions.

The interests of the non-controlling shareholders is initially measures at fair value.  Any subsequent income/loss, dividends and foreign translation adjustments attributable to the non-controlling interests is recognized as part of the controlling interests’ income or equity.

As of February 29, 2012, August 31, 2011 and September 1, 2010, the non-controlling interests were as follows:

Subsidiary / division	Non-controlling interest %

Beihai College	40.00%
Sprott-Shaw Degree College Corp. – Surrey Campus	33.33%
Irix Design Group Inc.	49.00%

Accounting standards development
All accounting standards effective for periods beginning on or after January 1, 2011 have been adopted as part of the transition to IFRS.  The following new accounting pronouncements have been issued but are not effective and may have an impact on the Company:

As of January 1, 2015 (deferred from the previously announced effective date of January 1, 2013), the Company will be required to adopt IFRS 9, Financial Instruments(“IFRS 9”), which is the result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments:  Recognition and Measurement (“IAS 39”). The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

As of January 1, 2013, the Company will be required to adopt IFRS 10, Consolidated Financial Statements (“IFRS10”).  IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities (“SIC-12”) and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”). Earlier application of this standard is permitted.  IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

As of January 1, 2013, the Company will be required to adopt IFRS 13, Fair Value Measurement (“IFRS 13”).  This standard establishes a single framework for all fair value measurements where fair value is required or permitted by IFRSs.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements.
As of January 1, 2013, the Company will be required to adopt the amendments to IAS1, Presentation of Financial Statements (“IAS 1”) as it relates to the presentation of other comprehensive income (OCI).  The amendments to this standard do not change the nature of the items that are currently recognized in OCI, but requires presentational changes. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

 As of January 1, 2013, the Company will be required to adopt the amendments to IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).  The amendment requires new disclosures relating to the offset of financial assets and financial liabilities that will enable the users of financial statements better compare financial statements prepared in accordance with IFRS and US Generally Accepted Accounting Principles. The adoption of the amended standard is not expected to have a material impact on the Company’s financial statements.

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 3 – ACQUISITIONS AND DISPOSALS

KGIC Language College Corp.

On March 15, 2010, the Company, through its newly incorporated wholly-owned subsidiary KGIC Language College Corp. (“KGIC”), completed the acquisition of KGIC Education Group Inc.  The Company acquired, through KGIC (a newly incorporated wholly owned subsidiary of the Company), the primary assets and liabilities used in the operation of the KGIC group of schools (the “KGIC Assets”).  The KGIC Assets will enable the Company to continue to operate the newly acquired business (the “KGIC Business”) which consists of English language training schools.  KGIC’s existing management team will continue to operate KGIC under an executive management contract.  KGIC operates private English language training schools and business colleges in Canada, with seven campuses in Canada, as well as training centres and branch offices in China, Brazil, Japan, Korea, Taiwan and Mexico.

As consideration, the final purchase price of $3,817,497 was paid by the Company to the selling parties during the year ended August 31, 2010 and 2011. In addition, the Company incurred transaction costs of $279,062.

Under the terms of the KGIC acquisition agreement, the Company agreed to pay a maximum of $3,917,810 of further consideration if KGIC management achieved certain net revenue and EBITDA (earnings before interest, taxes, depreciation and amortization) milestones by the KGIC Business.  Effective January 3, 2012, KGIC’s prior owner has agreed to forgo the further consideration for a one-time payment of $150,000 and a consulting agreement for five additional years of service.  The forgone consideration would have been paid out based on the achievement of the following milestones:

(a)
up to $958,905 in cash if the net revenue of the KGIC Business exceeds $16,109,588 and the EBITDA of the KGIC Business exceeds $1,284,930 for the period March 16, 2010 to February 28, 2011, such amount to be calculated according to a formula which is based upon the excess;

(b)
up to $958,905 in value of the Company’s shares if the net revenue of the KGIC Business exceeds $16,109,588 and the EBITDA of the KGIC Business exceeds $1,284,930 for the period March 16, 2010 to February 28, 2011, such amount to be calculated according to a formula which is based upon the excess;

(c)
up to $1,000,000 in cash if the net revenue of the KGIC Business exceeds $18,200,000 and the EBITDA of the KGIC Business exceeds $2,000,000 for the period March 1, 2011 to February 29, 2012, such amount to be calculated according to a formula which is based upon the excess; and

(d)
up to $1,000,000 in cash if the net revenue of the KGIC Business exceeds $23,000,000 and the EBITDA of the KGIC Business exceeds $3,450,000 for the period March 1, 2012 to February 28, 2013, such amount to be calculated according to a formula which is based upon the excess.

Effective January 3, 2012, KGIC’s prior owner has agreed to forgo the further consideration for a one-time payment of $150,000 and a consulting agreement for five additional years of service.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at February 29, 2012, August 31, 2011 and September 1, 2010:

	February 29, 2012	August 31, 2011	September 1, 2010

Trade receivables	$10,723,934	$9,427,911	$10,759,227
Less: allowance for bad debts	(1,005,175)	(914,358)	(451,691)
KGIC purchase price adjustment receivable	-	-	700,000
Other	153,000	-	216,358

	$9,871,759	$8,513,553	$11,223,894

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 5 – PROPERTY AND EQUIPMENT

	Furniture and equipment	Leasehold improvements	Equipment under finance lease	Total

Cost

September 1, 2010	$3,725,295	$2,805,483	$524,524	$7,055,302
Additions	364,537	132,848	153,325	650,710
Disposals	(265,319)	(38,565)	(115,753)	(419,637)
Currency translation adjustments	(2,852)	(6,892)	-	(9,744)

August 31, 2011	3,821,661	2,892,874	562,096	7,276,631
Additions	156,092	148,009	231,784	535,885
Disposals	-	-	(34,211)	(34,211)
Currency translation adjustments	9,675	859	-	10,534

February 29, 2012	$3,987,428	$3,041,742	$759,669	$7,788,839

Depreciation and Impairment Loss

September 1, 2010	$(1,795,625)	$(1,634,967)	$(205,857)	$(3,636,449)
Depreciation for the year	(524,372)	(586,470)	(79,555)	(1,190,397)
Impairment loss	(128,526)	-	-	(128,526)
Disposals	241,281	4,568	61,365	307,214
Currency translation adjustments	2,776	569	-	3,345

August 31, 2011	(2,204,466)	(2,216,300)	(224,047)	(4,644,813)
Depreciation for the period	(183,602)	(162,770)	(48,676)	(395,048)
Disposals	-	-	28,503	28,503
Currency translation adjustments	(3,872)	(714)	-	(4,586)

February 29, 2012	$(2,391,940)	$(2,379,784)	$(244,220)	$(5,015,944)

Net carrying amounts

At September 1, 2010	$1,929,670	$1,170,516	$318,667	$3,418,853

At August 31, 2011	$1,617,195	$676,574	$338,049	$2,631,818

At February 29, 2012	$1,595,488	$661,958	$515,449	$2,772,895

As a result of declining revenues and income stemming from the Company’s business operations in Beijing, China, and the non-renewal of the Beijing University of Technology (“BJUT”) agreement, the Company recorded a net impairment charge of $128,526 for the carrying value of furniture and equipment and leasehold improvements relating to the Company’s business operations in Beijing, China as at August 31, 2011.

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 6 – INTANGIBLE ASSETS

Intangible assets consisted of the following at February 29, 2012, August 31, 2011 and September 1, 2010:

		February 29, 2012
Amounts		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets with finite life

Beginning balance	$5,590,862	$(2,704,657)	$2,886,205

Additions during the current period – acquired	137,609	(230,006)	(92,397)
Foreign exchange adjustments	15,930	(7,703)	8,227

Ending balance	$5,744,401	$(2,942,366)	$2,802,035

Intangible assets with indefinite life

Beginning balance			$8,052,993

Impairments during the current period (Note 8)			-

Ending balance			$8,052,993

Total intangible assets			$10,855,028

		August 31, 2011
Amounts		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets with finite life

Beginning balance	$5,529,047	$(2,238,270)	$3,290,777

Additions during the year – acquired	65,041	(467,178)	(402,137)
Foreign exchange adjustments	(3,226)	791	(2,435)

Ending balance	$5,590,862	$(2,704,657)	$2,886,205

Intangible assets with indefinite life

Beginning balance			$11,534,340

Impairments during the year (Note 8)			(3,481,347)

Ending balance			$8,052,993

Total intangible assets			$10,939,198

		September 1, 2010
Amounts		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets with finite life

Beginning balance	$4,323,588	$(1,837,909)	$2,485,679

Additions during the year – acquired	1,230,000	(406,022)	823,978
Foreign exchange adjustments	(24,541)	5,661	(18,880)

Ending balance	$5,529,047	$(2,238,270)	$3,290,777

Intangible assets with indefinite life

Beginning balance			$11,924,340

Additions during the year – acquired			1,610,000
Impairments during the year (Note 8)			(2,000,000)

Ending balance			$11,534,340

Total intangible assets			$14,825,117

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 6 – INTANGIBLE ASSETS (cont’d)

	February 29, 2012
Amounts	Average		Accumulated	Carrying
	Useful Life	Cost	Amortization	Value

Intangible assets with finite life

Agreements and contracts – curriculum access	0.83 years	$ 348,333	$ (298,098)	$ 50,235
Acquired curriculum	9.96 years	2,912,000	(735,600)	2,176,400
Internally developed curriculum	9.55 years	202,650	(9,250)	193,400
Foreign university cooperative agreements and others	4.99 years	2,281,418	(1,899,418)	382,000

		$ 5,744,401	$ (2,942,366)	$ 2,802,035

Intangible assets with indefinite life

Accreditations and registrations				$ 2,706,000
Brand and trade names				4,886,000
Chinese university agreements and contracts				460,993

				$ 8,052,993

Total intangible assets				$ 10,855,028

	August 31, 2011
Amounts	Average		Accumulated	Carrying
	Useful Life	Cost	Amortization	Value

Intangible assets with finite life

Agreements and contracts – curriculum access	1.33 years	$ 348,333	$ (267,966)	$ 80,367
Acquired curriculum	10.45 years	2,912,000	(624,000)	2,288,000
Internally developed curriculum	9.92 years	65,041	(550)	64,491
Foreign university cooperative agreements and others	5.00 years	2,265,488	(1,812,141)	453,347

		$ 5,590,862	$(2,704,657)	$ 2,886,205

Intangible assets with indefinite life

Accreditations and registrations				$ 2,706,000
Brand and trade names				4,886,000
Chinese university agreements and contracts				460,993

				$ 8,052,993

Total intangible assets				$ 10,939,198

	September 1, 2010
Amounts	Average		Accumulated	Carrying
	Useful Life	Cost	Amortization	Value

Intangible assets subject with finite life

Agreements and contracts – curriculum access	2.28 years	$ 348,333	$ (203,813)	$ 144,520
Internally developed curriculum	11.43 years	2,912,000	(400,800)	2,511,200
Foreign university cooperative agreements and others	5.29 years	2,268,714	(1,633,657)	635,057

		$ 5,529,047	$ (2,238,270)	$ 3,290,777

Intangible assets with indefinite life

Accreditations and registrations				$ 2,706,000
Brand and trade names				4,886,000
Chinese university agreements and contracts				3,942,340

				$ 11,534,340

Total intangible assets				$ 14,825,117

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 7 – GOODWILL

Goodwill consisted of the following at February 29, 2012, August 31, 2011 and September 1, 2010:

	February 29, 2012	August 31, 2011	September 1, 2010

Beginning balance	$8,711,791	$9,569,696	$7,010,875
Additions during the period	151,000	-	3,988,821
Impairments during the period (Note 8)	-	(857,905)	(1,430,000)

Ending balance	$8,862,791	$8,711,791	$9,569,696

NOTE 8 – IMPAIRMENT OF INTANGIBLE ASSETS AND GOODWILL

For the purpose of impairment testing, carrying amount of goodwill before recognition of impairment losses was allocated to cash-generating units as follows:

	February 29, 2012	August 31, 2011	September 1, 2010

CIBT Beihai International College	$-	$-	$-
BJUT School of Business	-	857,905	2,287,905
CIBT Weifang Education Management Inc.	-	-	-
Beijing Fenghua Education Consulting Company	-	-	-
Sprott-Shaw Degree College Corp.	5,169,303	5,169,303	5,169,303
KGIC Language College Corp.	3,693,488	3,542,488	3,542,488

	$8,862,791	$9,569,696	$10,999,696

The carrying amount of intangible assets and goodwill not subject to amortization before recognition of impairment losses for each of the cash-generating units is as follows:

	February 29, 2012	August 31, 2011	September 1, 2010

CIBT Beihai International College	$460,993	$460,993	$460,993
BJUT School of Business	-	4,328,252	7,758,252
CIBT Weifang Education Management Inc.	-	11,000	11,000
Beijing Fenghua Education Consulting Company	-	-	-
Sprott-Shaw Degree College Corp.	11,151,303	11,151,303	11,151,303
KGIC Language College Corp.	5,303,488	5,152,488	5,152,488

	$16,915,784	$21,104,036	$24,534,036

The recoverable amount of the BJUT School of Business (a business operation in Beijing, China - geographic segment: CIBT China) cash-generating unit was based on its value in use and was determined with the assistance of independent valuators. The carrying amount of the unit was determined to be higher than its recoverable amount and an impairment loss of $4,339,252 was recorded in the three months ended May 31, 2011 due to indications of impairment being present at that time. An impairment loss of $3,430,000 was recorded in the three months ended August 31, 2010. The impairment loss was allocated as follows:

	August 31, 2011	September 1, 2010

Goodwill	$857,905	$1,430,000
Intangible assets not subject to amortization	3,481,347	2,000,000

	$4,339,252	$3,430,000

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 8 – IMPAIRMENT OF INTANGIBLE ASSETS AND GOODWILL (cont’d)

Value in use was determined by discounting the future cash flows generated from the continuing use of the cash-generating unit. Unless indicated otherwise, value in use as at May 31, 2011 was determined on a consistent basis with the prior period. The calculation of the value in use was based on the following key assumptions for the cash-generating unit:

●	Cash flows were projected based on past experience, actual operating results and the 3-year business plan in both 2011 and 2010. Terminal cash flows were calculated using a terminal value of 5.4X.

●
Business plan revenue was projected using the an average annual growth rate of 5.5% over the period 2010 – 2013 and incorporating difficult economic conditions in 2011 with the expectation of a recovery in 2012 and 2013.

●
Business plan EBITDA % was assumed to average 12.6% over the period 2010 – 2013 which is less than 2010 actual EBITDA % of 17%. The annual projection reflects a decline in 2011 to 9%, a recovery in 2012 to 17% and further improvement in 2013 to 21%.

●
A discount rate of 25.7% (2011: 27.6%) was applied in determining the recoverable amount of the unit. The discount rate was estimated based on past experience, and industry average weighted average cost of capital, which was based on an assumed equity weighting of 0%.

NOTE 9 – DEFERRED OFFERING COSTS

In connection with the Company’s planned financing by way of a registered offering of common shares, the Company filed a prospectus with the Securities and Exchange Commission on July 15, 2010.  Direct costs totalling $600,252 were incurred in connection with the preparation and filing of the prospectus.  On September 20, 2010, as a result of market conditions at the time, the Company withdrew the prospectus.  The Company planned to re-file the prospectus, however, as a result of the delay and the need to update the prospectus on re-filing, the Company expensed $200,000 of the deferred offering costs, leaving a balance of $400,252 as at August 31, 2010.

Due to further delays with the planned financing during the year ended August 31, 2011, the Company expensed $510,711 of the deferred offering costs, leaving a nil balance as at August 31, 2011.  Deferred offering costs consisted of the following at February 29, 2012, August 31, 2011 and September 1, 2010:

	February 29, 2012	August 31, 2011	September 1, 2010

Beginning balance	$-	$400,252	$-
Additions during the period	-	110,459	600,252
Expensed during the period	-	(510,711)	(200,000)

Ending balance	$-	$-	$400,252

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following at February 29, 2012, August 31, 2011 and September 1, 2010:

	February 29, 2012	August 31, 2011	September 1, 2010

Trade accounts payable	$2,535,616	$2,554,757	$2,704,039
Payroll and related liabilities	1,212,524	1,509,262	1,579,398
Purchase price payable	-	-	436,333
Tuition fees and grants payable	225,627	215,518	74,017
Others	461,170	204,999	213,400

	$4,434,937	$4,484,536	$5,007,187

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 11 – LONG-TERM DEBT

The carrying value of debt in SSDC is as follows:

Demand term instalment loan, payable in monthly instalments of $50,000 plus interest at the prime rate plus 2%	$1,900,000

Promissory note payable at $460 per month including interest at 8.5% per annum, unsecured, due October 2013	35,483

1,935,483
Less: current portion	(1,901,251)

Balance at February 29, 2012	$34,232

In addition, SSDC has a demand operating credit facility available in the amount of $1,500,000 with interest calculated at the prime rate plus 2%.  As at February 29, 2012, the demand operating facility was not utilized.

NOTE 12 – SHARE CAPITAL

Authorized shares
Authorized share capital consists of 150,000,000 common shares without par value.

Share purchase warrants
The Company has 1,723,500 share purchase warrants outstanding exercisable at a price of $0.35 per share exercisable to June 29, 2014, and 1,033,333 share purchase warrants outstanding exercisable at a price of $0.35 per share exercisable to July 11, 2014.

The Company’s share purchase warrant activity is summarized as follows:

	Number of Warrants	Weighted Average Exercise Price ($)	Weighted Average Remaining Life

Balance, September 1, 2010	210,000	0.70	0.18 years

- warrants issued during the year	2,756,833	0.35
- warrants forfeited during the year	-	-
- warrants exercised during the year	-	-
- warrants expired during the year	(210,000)	0.70

Balance, August 31, 2011	2,756,833	0.35	2.84 years

There was no share purchase warrant activity during the six months ended February 29, 2012.

Details of warrants outstanding and exercisable as at February 29, 2012 are as follows:

Number of Warrants	Exercise Price	Expiry Date	Remaining Contractual Life

1,723,500	$0.35	June 29, 2014	2.33 years
1,033,333	$0.35	July 11, 2014	2.36 years

2,756,833

The fair value of each warrants granted is estimated at the time of the grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

	August 31, 2011	September 1, 2010

Exercise price	$0.35	$0.70
Expected dividend yield	0.00%	0.00%
Expected volatility	79.6%	82.9%
Risk-free interest rate	1.86%	0.57%
Expected life	3 years	1 year

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 12 – SHARE CAPITAL (cont’d)

Stock options
The Company has stock options outstanding to certain employees, officers and directors providing the right to purchase up to 5,733,000 shares at prices ranging from $0.24 per share to $1.53 per share exercisable for periods ending from June 21, 2012 to January 6, 2017.

The Company has in place a rolling stock option plan (the “Plan”) whereby a maximum of 10% of the issued and outstanding shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options.  The material terms of the Plan are as follows:

●	The term of any options granted under the Plan is fixed by the board of directors at the time the options are granted, to a maximum term of five years.
●
The exercise price of any options granted under the Plan is determined by the board of directors, but shall not be less than the last closing price on the TSX Exchange of the Company’s common shares preceding the grant of such options, less any permitted discount.

●
Unless otherwise imposed by the board of directors, no vesting requirement applies to options granted under the Plan but a four month hold period, commencing from the date of grant of an option, applies to all shares issued upon exercise of an option.

●	All options granted under the Plan are non-assignable and non-transferable.
●
If an option holder ceases to hold a position with the Company in which the option holder would be eligible to be granted an option (other then by reason of death), then the option granted shall expire on the 30th day following the date that the option holder ceases to hold any such position.

The Company’s stock option activity is summarized as follows:
	Number of Options	Weighted Average Exercise Price ($)	Weighted Average Remaining Life

Balance, August 31, 2010	3,965,000	1.22	1.10 years

- options granted during the year	1,365,000	0.43
- options forfeited during the year	-	-
- options exercised during the year	-	-
- options expired during the year	(2,465,000)	1.16

Balance, August 31, 2011	2,865,000	0.91	2.49 years

- options granted during the period	3,058,000	0.24
- options expired during the period	(190,000)	0.51

Balance, February 29, 2012	5,733,000	0.56	3.59 years

Details of options outstanding as at February 29, 2012 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life

1,200,000	$1.53	June 21, 2012	0.31 years
60,000	$0.80	May 2, 2013	1.18 years
50,000	$0.60	August 8, 2013	1.44 years
100,000	$0.54	October 13, 2013	1.62 years
1,265,000	$0.42	March 1, 2016	4.01 years
3,058,000	$0.24	January 6, 2017	4.86 years

5,733,000

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 12 – SHARE CAPITAL (cont’d)

Share-based payment

Date Granted	Shares Granted	Per Share Price	Fair Value	Vesting Period

May 3, 2010	80,000	$0.80	$32,000	Vesting on grant date
August 9, 2010	50,000	$0.60	$15,000	Vesting on grant date
October 14, 2010	100,000	$0.54	$26,000	20% vesting on grant and 20% at end of 12, 24, 36 and 48 months
March 1, 2011	1,265,000	$0.42	$278,300	20% vesting on grant and 20% at end of 12, 24, 36 and 48 months
January 6, 2012	3,058,000	$0.24	$225,068	25% vesting on grant and 25% at end of each of 12, 24 and 36 months

The fair value of these options is estimated at the time of the grant using the Black-Scholes option pricing model with weighted average assumptions per grant for the periods ended as follows:

	February 29, 2012	August 31, 2011	August 31, 2010

Expected life	3.50 years	4.85 years	3.00 years
Risk-free interest rate	1.07%	2.52%	2.11%
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility	63.46%	66.99%	75.33%

NOTE 13 – TREASURY SHARES

In accordance with TSX Exchange approval and the provisions of a normal course issuer bid, the Company from time to time acquires its own common shares into treasury.  By agreement dated October 1, 2009, effective October 1, 2009 and December 31, 2009 respectively, the Company sold 592,104 and 197,368 treasury shares acquired through the provisions of the Company’s normal course issuer bid to the CEO of the Company at $0.38 per share (October 1, 2009 market price) in consideration for the settlement of a total of $300,000 owing to the CEO.  These treasury shares had an average cost to the Company of approximately $1.37 per share as acquire via various purchases through 2008 and 2009.  The excess of the cost of these treasury shares over the proceeds received was $781,375 of which $501,267 was charged to contributed surplus on elimination of previously recorded treasury share transaction gains and the residual $280,108 was charged to deficit during the year ended August 31, 2010.

On February 15, 2012, the Company received approval from the TSX to a normal course issuer bid to purchase for re-sale up to 725,000 of the Company’s common shares to a maximum aggregate acquisition cost of $1,000,000.  As at February 29, 2012, a total of 2,875,024 common shares with an accumulated cost of $3,406,732 have been recorded as treasury shares held.

Details of changes in the Company’s treasury shares balance are as follows:

	Number	Value

Balance, August 31, 2009	3,146,496	$4,325,491

Purchases of treasury shares	42,000	29,674
Carrying value of treasury shares sold during the year	(789,472)	(1,081,375)

Balance, August 31, 2010	2,399,024	3,273,790

Purchases of treasury shares	101,000	30,265

Balance, August 31, 2011	2,500,024	3,304,055

Purchases of treasury shares	375,000	102,677

Balance, February 29, 2012	2,875,024	$3,406,732

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 14 – FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term nature of these instruments.  The fair value of the Company’s marketable securities is based on quoted prices in an active market, a Level 1 valuation methodology.  The fair value of long term debt approximates book value since the interest rate is based on a floating rate.  It is impractical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy.  As required by the guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at February 29, 2012

	Total	Level 1	Level 2	Level 3

Assets:
Cash and cash equivalents	$7,407,136	$7,407,136	$-	$-

Liabilities:
Long-term debt	$1,935,483	$1,935,483	$-	$-

	Fair Value at August 31, 2011

	Total	Level 1	Level 2	Level 3

Assets:
Cash and cash equivalents	$6,456,568	$6,456,568	$-	$-

Liabilities:
Long-term debt	$2,186,724	$2,186,724	$-	$-

	Fair Value at September 1, 2010

	Total	Level 1	Level 2	Level 3

Assets:
Cash and cash equivalents	$11,511,835	$11,511,835	$-	$-
Marketable securities	$60,000	$60,000	$-	$-

Liabilities:
Long-term debt	$2,793,888	$2,793,888	$-	$-

The Company’s cash is classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.  The Company’s marketable securities are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy.  The fair value of the marketable securities is calculated as the quoted market price multiplied by the quantity of shares held by the Company.  The Company’s long-term debt is classified within Level 1 of the fair value hierarchy as it is valued using valuation techniques based on quoted interested rates.

NOTE 15 – INCOME TAXES

The Company’s operations are subject to income taxes primarily in Canada and China.  The applicable statutory income tax rate in China is 25.00% and the statutory rate applicable to the Company in Canada is 27.17% (2010 – 29.00%).  Income tax provision (recovery) in these consolidated financial statements relates to CIBT’s domestic operations in China and to SSDC’s domestic operations in Canada.

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 16 – RISK MANAGEMENT

The Company is engaged in operations in the People’s Republic of China (“PRC”) and accordingly is exposed to political and economic risks associated with investing in the PRC as well as related industry risks.  The Company manages all risk issues directly.  The Company is engaged primarily in service related industries and manages related industry risk issues directly.  The Company generates revenues from multiple sources and from a broad customer/client base and accordingly is not exposed to significant credit concentration risk.  The Company is not exposed to significant interest rate risk.

The Company conducts business in Canada, the United States, China and Hong Kong giving rise to significant exposure to market risks from changes in foreign currency rates.  The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Currently, the Company does not use derivative instruments or other measures to reduce its exposure to foreign currency risk.  In addition, the Company is exposed to Chinese currency fluctuations and restrictions on Chinese currency exchange, which may affect the Company’s ability to repatriate profits from China.

Exchange rate risk
The Company operates in Canada and China, and through its subsidiaries in China the Company generates revenues in Chinese RMB and incurs operating costs which are payable in Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates.  The Company also holds minor amount of cash in US dollars, the exchange rate fluctuation between Canadian dollar and US dollar will not have a material impact on net income.

Credit risk
The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.  Cash is on deposit at major financial institutions.  Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.  Accounts receivable as at February 29, 2012 is reported net of allowance for bad debts of $1,005,175 (August 31, 2011 – $914,358; September 1, 2010 – $451,691).  The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

Interest rate risk
The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term instalment loan.  A one point increase in the prime rate of interest would add approximately $30,000 of interest cost per annum to the demand term instalment loan.

Liquidity risk
The Company is exposed to liquidity risk in that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business.  The Company manages its liquidity risk by monitoring its operating requirements and using its demand operating credit facility of $1,500,000 to ensure financial resources are available.  The Company could look to capital financing which has it successfully raised in the past.   However, there is no assurance that such financing will be available on favourable terms.  Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations.

The following table summarizes the obligations of the Company’s financial liabilities and operating commitments as at February 29, 2012:

	Less than 1 year	1 – 3 years	4 – 5 years	Greater than 5 years	Total

Accounts payable and accrued liabilities	$4,434,937	$-	$-	$-	$4,434,937
Income taxes payable	517,388	-	-	-	517,388
Finance leases *	113,140	431,508	88,191	-	632,839
Long-term debt *	1,901,251	34,232	-	-	1,935,483
Operating leases	2,165,820	7,916,868	1,995,432	-	12,078,120

	$9,132,536	$8,382,608	$2,083,623	$-	$19,598,767
* Amounts include interest.

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 17 – CAPITAL DISCLOSURES

The Company’s objectives in managing capital are to safeguard the Company’s normal operating requirements on an ongoing basis and to ensure sufficient liquidity to conduct its strategy of organic growth in conjunction with strategic acquisitions, and to utilize capital to provide an appropriate return on investment to its shareholders.  The Company’s overall capital strategy remains unchanged from the prior periods.

The capital structure of the Company consists of shareholders’ equity and long-term debt.  The Company manages and adjusts its capital structure in light of economic conditions and the risk characteristics of the underlying assets.  The Company monitors its capital using various financial ratios and non-financial performance indicators.  The Company’s primary uses of capital are to finance working capital requirements, capital expenditures and acquisitions.  The Company must comply, and is currently in compliance, with certain financial ratio requirements in connection with the long-term debt. (refer to Note 11).

NOTE 18 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	3 Months Ended February 29, 2012	3 Months Ended February 28, 2011	6 Months Ended February 29, 2012	6 Months Ended February 28, 2011

Advertising	$ 1,191,437	$ 1,376,091	$ 2,214,655	$ 2,682,754
Bank charges and interest	76,404	81,619	166,893	171,822
Consulting and management fees	523,427	557,589	918,733	1,018,813
Directors insurance	27,500	45,439	27,500	45,439
Investor relations	20,000	7,500	50,000	69,783
Office and general	813,592	1,110,232	1,621,679	1,987,536
Professional fees	474,824	498,782	703,734	771,435
Rent	1,468,729	1,540,988	2,869,826	3,065,054
Salaries and benefits	2,701,147	2,607,158	5,184,539	5,219,344
Travel and promotion	103,646	124,008	198,717	233,597

	$ 7,400,706	$ 7,949,406	$ 13,956,276	$ 15,265,577

NOTE 19 – NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS

Net changes in non-cash working capital items are comprised of the following:

	3 Months Ended February 29, 2012	3 Months Ended February 28, 2011	6 Months Ended February 29, 2012	6 Months Ended February 28, 2011

Accounts receivable	$3,277,322	$840,772	$(1,321,000)	$(2,318,045)
Prepaid expenses and other assets	(92,452)	(86,975)	(337,917)	19,254
Inventory	(58,517)	(122,532)	1,772	(91,480)
Accounts payable and accrued liabilities	(301,689)	(1,237,082)	(72,947)	(1,034,946)
Income taxes payable	53	(12,299)	(1,479)	(14,280)
Deferred educational revenues	(2,214,373)	(2,199,010)	4,111,229	1,205,966

	$610,344	$(2,817,126)	$2,379,658	$(2,233,531)

The working capital items have been adjusted for the effects of non-cash changes and unrealized foreign exchange changes.

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 20 – RELATED PARTY TRANSACTIONS

Significant transactions between the Company and the following related parties:

	February 29, 2012	August 31, 2011	September 1, 2 010

Accounts receivable - Weifang University (1)	$2,673,357	$2,592,660	$1,547,344
Accounts payable - Weifang University (1)	$1,137,886	$1,103,538	$135,814
Due to officers, employees and directors (2)	$99,700	$59,484	$118,303
Due from officers, employees and directors (3)	$67,500	$100,000	$143,721

1)
In 2004, CIBT established a business venture with Weifang University and received a 60% interest in Beihai College from Weifang in consideration for funding Beihai College in the amount of $714,286 (5,000,000 RMB).  Beihai College is a PRC government approved college which has been in operation since 2002.  In consideration for retaining a 40% interest in Beihai College, Weifang has transferred finite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and has also agreed to provide exclusive use of the Beihai College facilities at no cost for a period of seven years (subsequently amended to 15 years).  Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College.  The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang.  Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected.

2)
As of February 29, 2012, the amount due to officers, employees and directors is comprised of $53,236 (August 31, 2011 – $13,222; September 1, 2010 – $38,014) due to officers of the Company and $46,464 (August 31, 2011 – $46,262; September 1, 2010 – $80,289) due to the President of IRIX.  These amounts are non-interest bearing and have no fixed terms of repayment.  Transactions with related party are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Such amounts are included as part of the cash flows from operating activities in the Consolidated Statements of Cash Flow.

3)
As at February 29, 2012, $67,500 was due from a director of the Company.  As at August 31, 2011, a balance of $100,000 was due from the director of the Company.  The amount is included as part of the cash flows from financing activities in the Consolidated Statements of Cash Flow.  The September 1, 2010 amount of $143,721 was due from the President of SSDC, which was fully repaid during the three month period ended February 28, 2011.

During the six month period ended February 29, 2012, the Company and its subsidiaries incurred $449,641 (2011 - $693,000) for management fees and salaries paid to certain directors and officers employed by the Company and its subsidiaries.

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 21 – SEGMENTED INFORMATION

The Company’s primary industry and geographic segments are in China where CIBT operates technical and career training schools, and in Canada where SSDC and KGIC operates technical and career training schools and IRIX conducts web design and advertising services.  The Company’s corporate operations are also in Canada.  Transactions between CIBT, SSDC, KGIC, IRIX and the Company (Corporate) are reported as inter-segment transactions, and are eliminated on consolidation.  Inter-segment transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Industry and Geographic Segments	Six Months Ended February 29, 2012
	CIBT (China)	SSDC (Canada)	KGIC (Canada)	IRIX (Canada)	Corporate (Canada)		Consolidated
Revenues
Educational	$1,745,430	$13,223,958	$9,002,498	$-		$-	$23,971,886
Design and advertising	-	-	-	885,290		-	885,290

	$1,745,430	$13,223,958	$9,002,498	$885,290	$		$24,857,176

Revenues, net of direct costs	$798,025	$8,331,284	$3,980,295	$462,843		$-	$13,572,447

Other expenses and items:
General and administrative	(854,171)	(7,044,406)	(4,025,288)	(413,254)		(1,619,157)	(13,956,276)
Amortization	(87,255)	(334,898)	(138,807)	(14,856)		(49,238)	(625,054)
Share-based payments	-	-	-	-		(117,353)	(117,353)
Business development costs	(33,427)	-	-	-		-	(33,427)
Interest and other income	12,156	-	-	2,831		13,140	28,127
Foreign exchange gain (loss)	38,309	-	-	433		501	39,243
Interest on long-term debt	-	(55,676)	-	-		-	(55,676)
Gain (loss) on disposal of assets	-	3,583	-	-		-	3,583
Sales tax recovery	-	-	-	-		153,000	153,000
Income tax recovery (provision), net	(979)	(12,300)	-	-		222,062	208,783
Inter-segment transactions	-	(1,076,078)	(272,807)	(13,420)		1,362,305	-

Net income (loss)	$(127,342)	$(188,491)	$(456,607)	$24,577		$(34,740)	$(782,603)

Total assets	$5,890,525	$23,899,877	$12,051,368	$472,567		$2,935,489	$45,249,826

Property and equipment	$440,498	$1,585,802	$489,587	$152,217		$104,791	$2,772,895

Intangible assets	$709,893	$7,657,400	$2,437,500	$-		$50,235	$10,855,028

Goodwill	$-	$5,169,303	$3,693,488	$-		$-	$8,862,791

Non-controlling interests	$696,991	$542,791	$-	$(80,661)		$-	$1,159,121

Capital expenditures	$64,278	$52,217	$99,825	$2,750		$85,031	$304,101

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 21 – SEGMENTED INFORMATION (cont’d)

Industry and Geographic Segments	Six Months Ended February 28, 2011
	CIBT (China)	SSDC (Canada)	KGIC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$2,539,155	$14,187,575	$8,831,800	$-	$-	$25,558,530
Design and advertising	-	-	-	887,834	-	887,834

	$2,539,155	$14,187,575	$8,831,800	$887,834	$-	$26,446,364

Revenues, net of direct costs	$1,329,138	$8,811,460	$3,842,941	$521,901	$-	$14,505,440

Other expenses and items:
General and administrative	(1,419,824)	(7,600,174)	(3,889,444)	(412,666)	(1,943,469)	(15,265,577)
Amortization	(218,320)	(384,236)	(143,284)	(13,258)	(32,249)	(791,347)
Share-based payments	-	-	-	-	(3,265)	(3,265)
Business development costs	-	-	-	-	-	-
Interest and other income	32,177	-	-	3,669	-	35,846
Foreign exchange gain (loss)	(7,926)	-	-	(5,686)	(7,016)	(20,628)
Interest on long-term debt	-	(73,792)	-	-	-	(73,792)
Gain (loss) on disposal of assets	(698)	-	-	(495)	-	(1,193)
Sales tax recovery	-	-	-	-	-	-
Income tax recovery (provision), net	928	367,068	-	-	201,032	569,028
Inter-segment transactions	-	(1,303,004)	(263,546)	16,599	1,549,951	-

Net (loss) income	$(284,525)	$(182,678)	$(453,333)	$110,064	$(235,016)	$(1,045,488)

Total assets	$11,120,822	$27,638,639	$10,787,119	$490,282	$2,612,135	$52,648,997

Property and equipment	$701,314	$2,011,749	$348,246	$170,844	$48,576	$3,280,729

Intangible assets	$4,209,439	$7,600,800	$2,647,500	$-	$110,499	$14,568,238

Goodwill	$857,905	$5,169,303	$3,542,488	$-	$-	$9,569,696

Non-controlling interests	$575,829	$586,679	$-	$-	$-	$1,162,508

Capital expenditures	$94,627	$122,981	$56,781	$13,134	$45,383	$332,906

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 22 – FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Company has adopted IFRS on September 1, 2011, with a date of transition (“transition date”) of September 1, 2010, and this is the date on which the Company prepared its opening IFRS balance sheet.  Under IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1), the IFRS are applied retrospectively at the transition date, with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings unless certain exemptions are applied.

Hindsight was not used to create or revise estimates previously made under Canadian GAAP, except where necessary to reflect any difference in accounting policies or where there is objective evidence that those estimates were in error.

In preparing these interim financial statements in accordance with IAS 34, Interim Reporting, the Company has applied the mandatory exceptions and selected some of the optional exemptions from full retrospective application of IFRS.  Below describes the IFRS 1 applied by the Company in the transition from Canadian GAAP to IFRS.

IFRS Exemptions Selected

1)
Business combinations – The Company has elected to apply IFRS 3 on a prospective basis to business combinations that occur on or after September 1, 2010.  IFRS 3, Business Combinations, may be applied retrospectively or prospectively.  The retrospective basis would require restatement of all business combinations that occurred prior to the transition date.  Any goodwill arising from such business combinations before the transition date will not be adjusted from the carrying value previously determined under Canadian GAAP as a result of applying these exemptions, except as required under IFRS 1.  The application of this exemption did not result in an IFRS transition adjustment to the opening balance sheet at September 1, 2010.

2)
Fair value or revaluation as deemed cost – The Company has used the amount determined under a previous GAAP revaluation as the deemed cost for certain assets. The Company elected the exemption for certain assets which were written down under Canadian GAAP, as the revaluation was broadly comparable to fair value under IFRS. The carrying value of those assets on transition to IFRS is therefore, consistent with the Canadian GAAP carrying value on the transition date.

3)
Cumulative translation differences – As permitted by the IFRS 1 election for cumulative translation differences, the Company has deemed cumulative translation differences for foreign operations to be zero at the date of transition.  Cumulative translation loss at September 1, 2010 was re-allocated from accumulated other comprehensive loss to deficit.  As a result, a difference of $471,573 was recorded in deficit to reduce the foreign currency translation reserve to zero.

4)
Share-based payment transactions – IFRS 2, Share-Based Payments, encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the transition date.  The Company has elected not to apply IFRS 2 to awards that vested prior to September 1, 2010.  The application of this exemption did not result in an IFRS transition adjustment discussed in the reconciliation below.

5)
Leases – The Company may determine whether an arrangement existing at the date of transition to IFRS contains a lease, on the basis of facts and circumstances existing at that date.  The Company has applied the transitional provisions in IFRIC 4, Determining Whether an Arrangement Contains a Lease.  The application of this exemption did not result in an IFRS transition adjustment to the opening balance sheet at September 1, 2010.

6)
Borrowing costs – IAS 23, Borrowing Costs, requires an entity to capitalize the borrowing costs related to all the qualifying assets for which the commencement date for capitalization is on or after January 1, 2009.  Early adoption is permitted.  The Company elected not to early adopt this policy, thus borrowing costs related to qualifying assets for which the commencement date is prior to January 1, 2009 are expensed and those with a commencement date subsequent to January 1, 2009 will be capitalized.  The Company does not have any qualifying projects at the transition date; as such, this exemption is not applicable upon transition to IFRS.

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 22 – FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

Reconciliation between Canadian GAAP and IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive loss and cash flow for comparative periods.  The Company’s adoption of IFRS did not have a significant impact on total operating, investing or financing cash flows in the prior periods.  In preparing these condensed consolidated interim financial statements, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.  An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s statements of financial position, net loss, and comprehensive loss is provided below:

Reconciliation of Assets, Liabilities and Equity
The below table provides a summary of the adjustments to the Company’s statement of financial position at August 31, 2011, February 28, 2011 and September 1, 2010:

	Note	August 31, 2011	February 28, 2011	September 1, 2010

Total assets under Canadian GAAP		$41,160,434	$53,059,666	$54,969,338
IFRS adjustments increase (decrease)
Goodwill	a	-	(1,430,000)	(1,430,000)
Agency fees	d	1,231,963	1,019,331	900,967

Total assets under IFRS		$42,392,397	$52,648,997	$54,440,305

Total liabilities under Canadian GAAP		$22,124,793	$26,302,227	$26,619,254
IFRS adjustments increase (decrease)
Deferred tax impact resulting from agency fees	d	307,991	225,242	225,242

Total liabilities under IFRS		$22,432,784	$26,527,469	$26,844,496

Total equity under Canadian GAAP		$17,797,370	$25,594,931	$27,022,958
IFRS adjustments increase (decrease)
Goodwill	a	-	(1,430,000)	(1,430,000)
Reclassification of non-controlling interests	c	1,238,271	1,162,508	1,327,126
Deferred tax impact resulting from agency fees	d	923,972	794,089	675,725

Total equity under IFRS		$19,959,613	$26,121,528	$27,595,809

Reconciliation of Net Loss
The below table provides a summary of the adjustments to net loss for the year ended August 31, 2011 and for the six months ended February 28, 2011:

	Note	Year Ended August 31, 2011	Six Months Ended February 28, 2011

Net loss per Canadian GAAP		$(10,091,064)	$(1,396,137)

IFRS adjustments
Goodwill	a	$1,430,000	$-
Share-based payments	b	31,226	1,614
Non-controlling interests	c	443,565	230,671
Agency fees	d	248,247	118,364

		$2,153,038	$350,649

Total net loss under IFRS		$(7,938,026)	$(1,045,488)

Net loss per IFRS attributable to CIBT Education Group Inc. shareholders		$(8,288,887)	$(1,204,511)
Net loss per IFRS attributable to Non-controlling interests		350,861	159,023

Total net loss under IFRS		$(7,938,026)	$(1,045,488)

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 22 – FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

Reconciliation of Comprehensive Loss
The below table provides a summary of the adjustments to comprehensive loss for the year ended August 31, 2011 and for the three months ended February 28, 2011:

	Year Ended August 31, 2011	Six Months Ended February 28, 2011

Comprehensive loss per Canadian GAAP	$(10,093,395)	$(1,432,906)
IFRS adjustments differences to net loss (see table above)	2,153,038	350,649
Non-controlling interest share of unrealized foreign currency translation	(26,486)	(45,289)

Total comprehensive loss under IFRS	$(7,966,843)	$(1,127,546)

Comprehensive loss per IFRS attributable to CIBT Education Group Inc. shareholders	$(8,291,218)	$(1,241,280)
Comprehensive loss per IFRS attributable to Non-controlling interests	324,375	113,734

Total comprehensive loss under IFRS	$(7,966,843)	$(1,127,546)

The items noted above in the reconciliations of the statement of financial position, net loss and comprehensive loss from Canadian GAAP to IFRS are described below:

a)	Impairment remeasurement:

Under Canadian GAAP an impairment of an indefinite life intangible asset was recorded when, and to the extent that, the carrying value of the indefinite life intangible asset exceeded the fair value of the related indefinite life intangible asset with fair values of the indefinite life intangible assets determined pursuant to generally accepted valuation methodologies.

Further, under Canadian GAAP, goodwill impairment was determined using a two-step process. The first step compared the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeded its carrying amount, goodwill was not considered to be impaired and the second step was not required. If the carrying amount of a reporting unit exceeded its fair value, the second step compared the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill.

Under IFRS, an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“cash generating units”). The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the CGU to which the asset belongs.

The effect of applying IFRS resulted in differences in the timing of recognition of such impairment of goodwill in the opening balances and in the comparative figures as set out in the table above.

b)	Share-based payments:

Under Canadian GAAP, the fair value of share-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period.  The Company had previously elected under Canadian GAAP to recognize forfeitures of awards as they occur.

Under IFRS, each tranche of an award with different vesting dates is considered a separate grant for calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches.  Forfeitures are estimated on the date the award is granted and are revised for actual forfeitures based in subsequent periods.

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2012
(Unaudited)

NOTE 22 – FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

Reconciliation of Comprehensive Income (cont’d)

c)	Reclassification of non-controlling interests from liabilities:

The Company accounts for its investments in Beihai College, Sprott-Shaw Degree College Corp. – Surrey Campus, and IRIX Design Group Inc. using consolidation accounting, which results in 100% of the assets and liabilities of the investees being included in the financial statements. The other investors’ interest in the investees is presented as “non-controlling interests”. Under Canadian GAAP, the non-controlling interests is classified as a liability whereas under IFRS the non-controlling interests is classified as equity, but presented separately from the parent’s shareholder equity.

d)	Agency fees:

Previously, the Company has expensed the commissions paid to agents as the services were incurred. Upon adoption of IFRS, the Company revisited the accounting treatment for the agency commissions and has deemed that they are qualified as contract costs, defined in the IAS11.  The agency commissions are costs that relate directly to secure students enrolments (i.e. contracts) in the schools and are related to future activities on the contracts. The recoverability of the agency commissions is evidenced by the Company’s ability to enforce cancellation penalties.  Thus, such costs will be amortized over the term of the programs that the students enroll, matching to the related revenues.

e)	Adjustment for deferred income taxes:

IAS 12, Income Taxes, is required to be applied retrospectively to all balances at transition date.  The analysis performed did not identify any differences relating to the treatment of deferred income taxes under Canadian GAAP and IFRS.  The IFRS adjustments relating to other IFRS at transition date created differences in deferred tax bases that have been accounted for in accordance with IAS 12.

f)	Reclassification of the equity section:

Under Canadian GAAP, the fair value of warrants are reclassified to contributed surplus when the warrants expire.  Under IFRS, amounts recorded in warrant reserve are not reclassified on expiry.